Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

December 3, 2012

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stevia Corp.

Amendment No. 6 to Registration Statement on Form S-1

Filed November 28, 2012

File No. 333-179745

Dear Mr. Webb:

On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comments in the letter from the Staff dated November 29, 2012 relating to the Company’s Pre-Effective Amendment No. 6 to Registration Statement on Form S-1 filed on November 28, 2012. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 7 to Registration Statement on Form S-1 (“Amendment No. 7”) indicating the changes made thereon from the previous Amendment No. 6 filed with the Commission. The responses below have been numbered to correspond with the comments in your November 28, 2012 letter.

General

1.	We note your response to our prior comment 1 and reissue in part. We note that throughout your website you have links to your Investors section. These links include a brief statement regarding the growth of the stevia industry and indicate that additional information is provided in the Investors section. We note that your Investors section includes a link to the Opportunity section, which provides positive information about the growth and potential growth of the stevia industry. By including this link in the Investors section, it appears that this section is advertising reasons why investors should purchase shares of your common stock. Please provide an analysis of why you believe that this section should not be viewed as a sale or offering of your securities.

Securities and Exchange Commission

Division of Corporate Finance

December 3, 2012

Company Response to Comment 1:

The Company respectfully informs the Staff that those links and information were in place since around July 2011 and it was an oversight and inadvertent omission by the Company not to have removed them. All of the links in question have been removed from the Company’s website.

Prospectus Summary, page 1

Our Business, page 1

2.	We note your disclosure regarding your net loss for the three month period ended September 30, 2012 on page 2. Please revise to disclose, if true, that your net loss for the six month period ended September 30, 2012 was $1,209,374.

Company Response to Comment 2:

In response to Comment 2, the Company respectfully informs the Staff that it has disclosed in Amendment No. 7 that its net loss for the six month period ended September 30, 2012 was $1,209,374. Please see page 3 of Amendment No. 7.

Risk Factors, page 7

We have insignificant revenues and have incurred losses, page 7

3.	We note your disclosure that for the six months ended September 30, 2012, you had an accumulated deficit of $1,209,374. Please revise to disclose, if true, that as of September 30, 2012 you had an accumulated deficit of $3,532,925.

Company Response to Comment 3:

In response to Comment 3, the Company respectfully informs the Staff that it has disclosed in Amendment No. 7 that its accumulated deficit as of September 30, 2012 was $3,532,925. Please see page 7 of Amendment No. 7.

Securities and Exchange Commission

Division of Corporate Finance

December 3, 2012

Information with Respect to the Registrant, page 20

Background, page 21

4.	We note your revised disclosure in response to our prior comment 3 that your obligation to provide $200,000 per month to the joint venture is subject to your completion of a financing or series of financing that provides you with the ability to contribute $200,000 per month. Please revise to clarify that although you and Technew Technology may believe that a project is on target to generate positive EBITDA of at least 1.5 times the investment, there is no guarantee that the project will generate any revenue.

Company Response to Comment 4:

In response to Comment 4, the Company respectfully informs the Staff that it has disclosed in Amendment No. 7 that there is no guarantee the joint venture project will generate any revenue. Please see page 22 of Amendment No. 7.

5.	We note your response to our prior comment 4 and reissue in part. Please revise to disclose the number of projects the joint venture is currently involved with and provide a brief description of each project. In addition, if any of these projects have been put on hold, reduced in scale or modified in any way due to the lack of financing since August 2012, please disclose.

Company Response to Comment 5:

In response to Comment 4, the Company respectfully informs the Staff that it has included in Amendment No. 7 a brief description of each project the joint venture is currently involved with, including any reduction in scale or modification due to lack of financing since August 2012. Please see page 22 of Amendment No. 7.

***

Securities and Exchange Commission

Division of Corporate Finance

December 3, 2012

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated November 29, 2012. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Enclosures

Securities and Exchange Commission

Division of Corporate Finance

December 3, 2012

ACKNOWLEDGEMENT

In connection with Stevia Corp.’s (the “Company”) letter dated December 3, 2012 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stevia Corp.

/s/ George Blankenbaker

George Blankenbaker, President, Secretary & Treasurer